1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	August 25, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE

SECOND MEETING OF THE SIXTH SESSION OF THE BOARD OF

DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Notice of the second meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was dispatched on 8 August 2014 by way of written notices or e-mails. The meeting was held on 22 August 2014 at the head quarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”). Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, regulations and rules, such as the Company Law of the PRC and the articles of association of the Company.

The eleven Directors present at the meeting unanimously agreed and passed the following resolutions:

1. To approve the “2014 Interim Report of Yanzhou Coal Mining Company Limited”;

The Company will not propose any mid-year distribution nor will the Company increase its share capital through conversion of its capital reserve.

2. To approve the “Proposal for changes in accounting policies and adjustments to the relevant items and amounts”;

The Company has been approved to change the accounting policies in accordance with nine requirements of Accounting Standards for Business Enterprises such as “Accounting Standard for Business Enterprises No. 2 - Long-term equity investments” and “Accounting Standard for Business Enterprises No. 30 - Presentation of financial statements”, which are amended and newly promulgated by the Ministry of Finance of the PRC in 2014 in order to: (1) adjust the accounting and auditing policies of long-term equity investments; (2) amend the presentation of financial statements; (3) in terms of other newly amended and promulgated standards, amend, supplement and disclose the relevant accounting policies in the financial reports; (4) make retrospective adjustments to relevant items and amounts after the change in accounting policies is approved.

The change in accounting policies and the retrospective adjustments to relevant items and amounts will not have a material impact on the assets, liabilities, profit and loss and cash flow of the Company under the PRC accounting standards and will not have any impact on the financial statements of the Company prepared in accordance with the International Financial Reporting Standards.

The independent Directors have issued independent opinions on the changes in accounting policies.

For details, please refer to the announcement in relation to the changes in accounting policies dated 22 August 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/ or China Securities Journal and Shanghai Securities News.

3. To approve the “Proposal for provision of internal loans to Yanmei Heze Neng Hua Company Limited”;

The Company has been approved to provide internal loans of RMB1.5 billion to Yanmei Heze Neng Hua Company Limited (“Heze Neng Hua”), a controlled subsidiary of the Company.

Heze Neng Hua is a 98.33% owned subsidiary of the Company, which mainly engages in the operation of Zhaolou coal mine in Juye coal field in Heze city, Shandong province as well as the development of coal resources in Wanfu coal mine.

4. To approve the “Proposal to authorize the Company to carry out the principal-guaranteed financing business” and to submit the same to the 2014 First Extraordinary General Meeting for discussion and consideration;

(1) The Company has been approved to carry out the principal-guaranteed financing business for an aggregate amount not exceeding RMB5.0 billion.

(2) It was approved that the management of the Company was authorized to, in accordance with the relevant laws and regulations and the opinions and suggestions of the regulatory authorities as well as in the best interest of the Company, deal with all matters in respect of the abovementioned wealth management activities, which include but are not limited to determining the terms of wealth management contracts, executing the relevant contracts and legal documents and handling all the formalities of the wealth management business.

(3) The aforementioned authorization shall be valid for 36 months since it is approved by the shareholders at the general meeting of the Company.

The Company will comply with the necessary approval procedure and information disclosure requirement under the regulatory requirements in places where the Company’s securities are listed when implementing the specific principal-guaranteed financing business.

5. To approve the “Proposal for the provision of financial guarantee to Yancoal Australia Limited” and to submit the same to the 2014 First Extraordinary General Meeting for discussion and consideration;

(1) It was approved to provide financial guarantee in the credit amount of AUD$187 million by the Company to Yancoal Australia Limited.

(2) It was approved that the Chairman of the Company was authorized to, in accordance with the relevant laws and regulations and the opinions and suggestions of the regulatory authorities as well as in the best interest of the Company, deal with all matters in respect of the above-mentioned financial guarantee, which include but are not limited to the following matters:

1. Determining the exact terms and conditions of guarantee agreements, including, but not limited to, the amount, term, scope and method of guarantee; and executing the guarantee agreement(s) and other relevant legal documents; and

2. Dealing with the filing and reporting of documents and information in respect of the guarantee and other relevant matters.

(3) The aforementioned authorization shall be valid since it is approved by the shareholders at the general meeting of the Company until 31 December 2014. After the expiry of the term of authorization, save and except where the circumstances require the person(s) so authorized to exercise his powers in relation to any offers, agreements or decisions regarding the financial guarantees that have been made within the term of authorization, the powers granted hereunder shall not be exercised thereafter.

The independent Directors gave independent opinions on the above guarantees.

For details, please refer to the announcement in relation to the provision of financial guarantee to controlled subsidiary dated 22 August 2014. The above announcement was also posted on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the website of the Company and/ or China Securities Journal and Shanghai Securities News.

6. To approve the “Proposal in relation to the amendment of Working Rules for the Nomination Committee of the Board”;

The Company has revised and improved the terms of reference for the Nomination Committee of the Board to reflect the policy concerning diversity of the Board members, in accordance with the requirements set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited,

7. To convene the 2014 first extraordinary general meeting of the Company.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

22 August 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. ZhangXinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. JiangQingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. JiaShaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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